UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Commonwealth Bankshares, Inc.
(Name of Issuer)
Common Stock, par value $2.066 per share
(Title of Class of Securities)
202736104
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	202736104	Page	2	of	12	Pages

1)	NAME OF REPORTING PERSONS Financial Stocks Capital Partners III L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5)	SOLE VOTING POWER

NUMBER OF		0

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		463,235

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8)	SHARED DISPOSITIVE POWER

		463,235

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	463,235

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%(1) (2)

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	202736104	Page	3	of	12	Pages

1)	NAME OF REPORTING PERSONS Finstocks Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5)	SOLE VOTING POWER

NUMBER OF		0

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		463,235

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8)	SHARED DISPOSITIVE POWER

		463,235

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	463,235

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%(1) (2)

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	202736104	Page	4	of	12	Pages

1)	NAME OF REPORTING PERSONS Elbrook Holdings, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5)	SOLE VOTING POWER

NUMBER OF		0

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		463,235

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8)	SHARED DISPOSITIVE POWER

		463,235

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	463,235

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%(1) (2)

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	202736104	Page	5	of	12	Pages

1)	NAME OF REPORTING PERSONS FSI Group, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5)	SOLE VOTING POWER

NUMBER OF		0

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		463,235

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8)	SHARED DISPOSITIVE POWER

		463,235

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	463,235

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%(1) (2)

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	202736104	Page	6	of	12	Pages

1)	NAME OF REPORTING PERSONS Steven N. Stein

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5)	SOLE VOTING POWER

NUMBER OF		0

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		463,235

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8)	SHARED DISPOSITIVE POWER

		463,235

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	463,235

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%(1) (2)

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	202736104	Page	7	of	12	Pages

1)	NAME OF REPORTING PERSONS John M. Stein

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5)	SOLE VOTING POWER

NUMBER OF		0

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		463,235

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8)	SHARED DISPOSITIVE POWER

		463,235

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	463,235

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%(1) (2)

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 6,893,516 shares of common stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2010.
(2) This Amendment No. 2 to Schedule 13G is being filed in part to report the reporting persons’ beneficial ownership of the Issuer’s common stock as of the following dates:
As of December 31, 2006, each reporting person had shared voting and dispositive power over, and beneficial ownership of 434,502 shares, or 6.3%, of the issuer’s common stock, based upon 6,844,975 shares of common stock outstanding as of December 31, 2006, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 15, 2007.
As of December 31, 2007, each reporting person had shared voting and dispositive power over, and beneficial ownership of 440,802 shares, or 6.4%, of the issuer’s common stock, based upon 6,915,587 shares of common stock outstanding as of December 31, 2007, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 14, 2008.
As of December 31, 2008, each reporting person had shared voting and dispositive power over, and beneficial ownership of 452,513 shares, or 6.6%, of the issuer’s common stock, based upon 6,851,417 shares of common stock outstanding as of December 31, 2008, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 18, 2009.
As of December 31, 2009, each reporting person had shared voting and dispositive power over, and beneficial ownership of 463,235 shares, or 6.7%, of the issuer’s common stock, based upon 6,888,451 shares of common stock outstanding as of December 31, 2009, as reported in the Issuer’s Form 10 K for the fiscal year ended December 31, 2009 filed with the SEC on March 31, 2010.

Page	8	of	12	Pages
SCHEDULE 13G
Item 1
(a)	Name of Issuer:
Commonwealth Bankshares, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
403 Boush Street
Norfolk, Virginia 23510
United States of America
Item 2
(a)	Name of Person Filing:
1.	Financial Stocks Capital Partners III L.P.

2.	Finstocks Capital Management, LLC

3.	Elbrook Holdings, LLC

4.	FSI Group, LLC

5.	Steven N. Stein

6.	John M. Stein
(b)	Address of Principal Business Office or, if none, Residence:
1.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202

2.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202

3.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202

4.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202

Page	9	of	12	Pages
5.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202

6.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202
(c)	Citizenship:
1.	Delaware

2.	Delaware

3.	Delaware

4.	Ohio

5.	United States of America

6.	United States of America
(d)	Title of Class of Securities:

Common stock, par value $2.066 per share

(e)	CUSIP Number:

202736104
Item 3 Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

Page	10	of	12	Pages
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4	Ownership:
(a)	Amount beneficially owned:

463,235(1)

(b)	Percent of class:

6.7%(1)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 463,235

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 463,235
Financial Stocks Capital Partners III L.P. is the record owner of the shares of the security being reported. Finstocks Capital Management, LLC is the general partner of Financial Stocks Capital Partners III L.P. Finstocks Capital Management, LLC is a subsidiary of Elbrook Holdings, LLC, which is in turn a subsidiary of FSI Group, LLC, a company controlled by Steven N. Stein and John M. Stein. Therefore, Finstocks Capital Management, LLC, Elbrook Holdings, LLC, FSI Group, LLC, and Steven N. Stein and John M. Stein indirectly have the power to vote and dispose of the shares being reported, and, accordingly, may be deemed the beneficial owners of such shares. The foregoing should not be construed in and of itself as an admission by Finstocks Capital Management, LLC, Elbrook Holdings, LLC, FSI Group, LLC, or Steven N. Stein or John M. Stein as to the beneficial ownership of the shares owned by Financial Stocks Capital Partners III L.P. A Joint Filing Agreement is attached hereto as Exhibit 1.

Page	11	of	12	Pages

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	12	of	12	Pages
Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 8, 2011	FINANCIAL STOCKS CAPITAL PARTNERS III L.P.
	By:	Finstocks Capital Management, LLC
General Partner

	By:	/s/ John M. Stein
John M. Stein
President

FINSTOCKS CAPITAL MANAGEMENT, LLC
	By:	/s/ John M. Stein
John M. Stein
President

ELBROOK HOLDINGS, LLC
	By:	/s/ John M. Stein
John M. Stein
President

FSI GROUP, LLC
	By:	/s/ John M. Stein
John M. Stein
President

/s/ Steven N. Stein
STEVEN N. STEIN

/s/ John M. Stein
JOHN M. STEIN

EXHIBIT 1
JOINT FILING AGREEMENT
          The undersigned hereby agree that the Statement on Schedule 13G filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: February 8, 2011	FINANCIAL STOCKS CAPITAL PARTNERS III L.P.
	By:	Finstocks Capital Management, LLC
General Partner

	By:	/s/ John M. Stein
John M. Stein
President

FINSTOCKS CAPITAL MANAGEMENT, LLC
	By:	/s/ John M. Stein
John M. Stein
President

ELBROOK HOLDINGS, LLC
	By:	/s/ John M. Stein
John M. Stein
President

FSI GROUP, LLC
	By:	/s/ John M. Stein
John M. Stein
President

/s/ Steven N. Stein
STEVEN N. STEIN

/s/ John M. Stein
JOHN M. STEIN